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                             Exhibit 11

                             Bankers Corp.
                   Computation of Earnings Per Share


                                     Three Months Ended      Six Months Ended
                                             June 30,            June 30,
                                     -----------------------------------------
(in thousands, except per share data)          1996      1995     1996   1995
Primary:
    Average shares outstanding               12,560    12,899   12,731  12,899
    Net effect of the assumed exercise of
    stock options-based on the treasury
    stock method using average market
    price                                       252       324      256     322
                                             ------    ------   ------  ------
        Total                                12,812    13,223   12,987  13,221
                                             ======    ======   ======  ======
    Net income                               $6,139    $5,149  $12,345 $10,601

    Net income per share                      $0.48     $0.39    $0.95   $0.80

Fully Diluted:
  Average shares outstanding                  12,560    12,899  12,731  12,899
  Net effect of the assumed exercise of
  stock options-based on treasury
  stock method using average market price
  or period-end market price, whichever
  is higher                                      254       324     259     330
                                              ------    ------  ------  ------
  Total                                       12,814    13,223  12,990  13,229
                                              ======    ======  ======  ======
    Net income                                $6,139   $5,149  $12,345 $10,601
    Net income per share                       $0.48    $0.39    $0.95   $0.80
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